Exhibit 99.1

Scorpio Tankers Inc. Announces Intention to Establish a $100 Million At The Market Share Issuance Program

MONACO, Sept. 24, 2019 (GLOBE NEWSWIRE) -- Scorpio Tankers Inc. (NYSE: STNG) (the "Company") announced today that it intends to establish an “at the market” offering program (the “Program”) pursuant to which the Company may sell up to $100 million of its common shares, par value $0.01 per share. The Company expects to enter into an equity distribution agreement with a sales agent that has been identified by the Company, pursuant to which sales of the Company’s common shares may be made from time to time in transactions by means of ordinary broker transactions through the New York Stock Exchange or in negotiated transactions at market prices prevailing at the time of sale or as otherwise negotiated prices, or as otherwise agreed with the sales agent.

Sales of the Company’s common shares under the Program, if any, will be made pursuant to the Company’s effective shelf registration statement on Form F-3 (File No. 333-230469) by means of a prospectus supplement to be filed by the Company.  The Company intends to use the net proceeds from any sales under the Program for general corporate and working capital purposes.

This press release shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of these securities, in any state or other jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or other jurisdiction.  Sales under the Program will only be made by means of a prospectus supplement to be filed by the Company and the related base prospectus.  Investors are advised to read the prospectus supplement, when available, and the related base prospectus and other documents filed by the Company with the SEC for more complete information about the Company and the Program.  These documents may be obtained for free on the SEC’s website at www.sec.gov. Copies of the prospectus supplement and accompanying prospectus relating to the Program, when available, also may be obtained from the Company.

About Scorpio Tankers Inc.

Scorpio Tankers is a provider of marine transportation of petroleum products worldwide. The Company currently owns or finance leases 109 product tankers (38 LR2 tankers, 12 LR1 tankers, 45 MR tankers and 14 Handymax tankers) with an average age of 4.1 years and time or bareboat charters-in 10 product tankers (three MR tankers and seven Handymax tankers).  These figures do not include the acquisition of 19 additional vessels by the Company previously announced on September 23, 2019.

Forward-Looking Statements

The matters discussed in this press release may constitute forward‐looking statements. The Private Securities Litigation Reform Act of 1995 provides safe harbor protections for forward‐looking statements in order to encourage companies to provide prospective information about their business. Forward‐looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts. Scorpio Tankers desires to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and is including this cautionary statement in connection with this safe harbor legislation. The words “believe,” “expect,” “anticipate,” “estimate,” “intend,” “plan,” “target,” “project,” “likely,” “may,” “will,” “would,” “could” and similar expressions identify forward‐looking statements. The forward‐looking statements in this press release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, management’s examination of historical operating trends, data contained in the Company’s records and other data available from third parties. Although management believes that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies, which are difficult or impossible to predict and are beyond the Company’s control, there can be no assurance that Scorpio Tankers will achieve or accomplish these expectations, beliefs or projections. The Company undertakes no obligation, and specifically declines any obligation, except as required by law, to publicly update or revise any forward‐ looking statements, whether as a result of new information, future events or otherwise.

In addition to these important factors, other important factors that, in the Company’s view, could cause actual results to differ materially from those discussed in the forward‐looking statements include, unforeseen liabilities, future capital expenditures, revenues, expenses, earnings, synergies, economic performance, indebtedness, financial condition, losses, future prospects, business and management strategies for the management, expansion and growth of the Company’s operations, risks relating to the integration of assets or operations of entities that we have or may in the future acquire and the possibility that the anticipated synergies and other benefits of such acquisitions may not be realized within expected timeframes or at all, the failure of counterparties to fully perform their contracts with the Company, the strength of world economies and currencies, general market conditions, including fluctuations in charter rates and vessel values, changes in demand for tanker vessel capacity, changes in the Company’s operating expenses, including bunker prices, drydocking and insurance costs, the market for the Company’s vessels, availability of financing and refinancing, charter counterparty performance, ability to obtain financing and comply with covenants in such financing arrangements, changes in governmental rules and regulations or actions taken by regulatory authorities, potential liability from pending or future litigation, general domestic and international political conditions, potential disruption of shipping routes due to accidents or political events, vessels breakdowns and instances of off‐hires, and other factors. Please see Scorpio Tankers’ filings with the SEC for a complete discussion of certain of these and other risks and uncertainties.

Contact Information
Scorpio Tankers Inc.
(212) 542-1616